Term sheet No. 620AA

To prospectus dated October 10, 2006,

prospectus supplement dated November 13, 2006,

underlying supplement 17 dated August 11, 2008

product supplement AA dated June 29, 2007 and

addendum to product supplements dated December 13, 2007

Registration Statement No. 333-137902 Dated March 6, 2009; Rule 433

Deutsche Bank AG, London Branch

$

Bearish Index Securities Linked to the S&P 500® Index due June 11*, 2009

General

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Bearish Index Securities Linked to the S&P 500® Index due June 11*, 2009 (the “securities“) are designed for investors who seek a return of 75% of their initial investment plus 5 times the depreciation, if any, of the S&P 500® Index (the “Index“) at maturity, subject to a Maximum Gain of 39.75%. Investors should be willing to forgo coupon and dividend payments during the term of the securities and to lose up to 25% of their initial investment if the Index does not decrease by 5% or more during the term of the securities.

•	Senior unsecured obligations of Deutsche Bank AG due on or about June 11*, 2009.
•	Denominations of $1,000 and minimum initial investments of $1,000.
•	The securities are expected to price on or about March 6*, 2009 and are expected to settle three business days later on or about March 11*, 2009 (the “Settlement Date“).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.

Rating:

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of A+ to notes, such as the securities offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.†

Index:	The S&P 500® Index

Issue Price:	100% of the face amount.

Payment at Maturity:	•

If the Index Ending Level is less than the Index Starting Level, you will receive a cash payment per $1,000 security face amount that provides you with a return on your investment equal to 75% of your initial investment plus the absolute value of the Index Return multiplied by the Multiplier, subject to a Maximum Gain of 39.75%. Accordingly, if the Index Return is negative, your payment at maturity per $1,000 security face amount will be equal to the lesser of:

$750 + ($1,000 x absolute value of Index Return x Multiplier); and

$1,000 + ($1,000 x Maximum Gain)

Even if the Index Ending Level is less than the Index Starting Level, you could receive less than your initial investment at maturity. The Index must decline by more than 5% to receive a positive return on your investment.

•	If the Index Ending Level is greater than or equal to the Index Starting Level, your payment at maturity per $1,000 security face amount will equal $750.

If the Index Ending Level is greater than 95% of the Index Starting Level, you could lose up to $250 per $1,000 security face amount.

Multiplier:	5

Maximum Gain:	39.75%

Index Return:	The Index Return will be calculated as follows:

Index Ending Level – Index Starting Level

Index Starting Level

Index Starting Level:	The Index closing level on the Trade Date.

Index Ending Level:	The Index closing level on the Final Valuation Date.

Trade Date:	March 6*, 2009

Final Valuation Date:	June 8*, 2009, subject to postponement in the event of a market disruption event as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.

Maturity Date:	June 11*, 2009, subject to postponement in the event of a market disruption event as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement.

Listing:	The securities will not be listed on any securities exchange.

CUSIP:	2515A0 A7 8

ISIN:	US2515A0A789

*

Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the securities remains the same.

†

A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG’s Global Notes Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page TS-6 this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$7.50	$992.50
Total	$	$	$
(1)

For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet. The securities will be sold with varying underwriting discounts and commissions in an amount not to exceed $7.50 per $1,000.00 security face amount.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The securities are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement AA dated June 29, 2007, addendum to product supplements dated December 13, 2007 and underlying supplement No. 17 dated August 11, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AA dated June 29, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507147377/d424b21.pdf

•	Addendum to product supplements dated December 13, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507264554/d424b31.pdf

•	Underlying supplement 17 dated August 11, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508173702/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us“ or “our“ refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, addendum to product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

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You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Index from -100.00% to +100.00% and assumes a Multiplier of 5, a Maximum Gain of 39.75% of the face amount and an Index Starting Level of 695 (the actual Index Starting Level will be determined on the Trade Date). The following results are based solely on the hypothetical example cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Index Ending Level	Index Return	Payment at Maturity ($)	Return on Security (%)
1390.00	100.00%	$750.00	-25.00%
1216.25	75.00%	$750.00	-25.00%
1042.50	50.00%	$750.00	-25.00%
973.00	40.00%	$750.00	-25.00%
903.50	30.00%	$750.00	-25.00%
834.00	20.00%	$750.00	-25.00%
764.50	10.00%	$750.00	-25.00%
695.00	0.00%	$750.00	-25.00%
688.05	-1.00%	$800.00	-20.00%
677.63	-2.50%	$875.00	-12.50%
660.25	-5.00%	$1,000.00	0.00%
625.50	-10.00%	$1,250.00	25.00%
608.13	-12.50%	$1,375.00	37.50%
605.00	-12.95%	$1,397.50	39.75%
590.75	-15.00%	$1,397.50	39.75%
521.25	-25.00%	$1,397.50	39.75%
347.50	-50.00%	$1,397.50	39.75%
173.75	-75.00%	$1,397.50	39.75%
0.00	-100.00%	$1,397.50	39.75%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The Index decreases from the Index Starting Level of 695 to the Index Ending Level of 677.63. Because five times the absolute value of the negative Index Return of -2.50% is less than the Maximum Gain of 39.75%, the investor receives a payment at maturity of $875 per $1,000 security face amount calculated as follows:

Payment at maturity per $1,000 security face amount =

$750 + ($1,000 x absolute value of -2.5% x 5) = $875

Example 2: The Index decreases from the Index Starting Level of 695 to the Index Ending Level of 590.75. Because five times the absolute value of the negative Index Return of -15% is greater than the Maximum Gain of 39.75%, the investor receives a payment at maturity of $1,397.50 per $1,000 security face amount, the maximum payment on the securities, reflecting the Maximum Gain calculated as follows:

Payment at maturity per $1,000 security face amount =

$1,000 + ($1,000 x 39.75%) = $1,397.50

Example 3: The Index Ending Level is equal to the Index Starting Level of 695. Because the Index Ending Level is equal to the Index Starting Level, the investor receives a payment at maturity of $750 per $1,000 security face amount.

Example 4: The Index increases from the Index Starting Level of 695 to the Index Ending Level of 764.50. Because the Index Ending Level is greater than the Index Starting Level, the investor receives a payment at maturity of $750 per $1,000 security face amount.

Selected Purchase Considerations

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BEARISH, CAPPED APPRECIATION POTENTIAL BASED ON DECLINE IN THE INDEX – The securities provide the opportunity to access capped returns per $1,000 security face amount equal to $750 per $1,000 security face amount plus the product of the absolute value of a negative Index Return and a Multiplier of 5, subject to a Maximum Gain of $1,397.50 for each $1,000 security face amount. The Index must decline by more than 5% for you to receive a positive return on your investment. Because the securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AT MATURITY – The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss of up to 25% of your initial investment if the Index Ending Level is greater than 95% of the Index Starting Level. Accordingly, you could lose up to $250 for each $1,000 security face amount that you invest.

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RETURN LINKED TO THE PERFORMANCE OF THE S&P 500® INDEX – The return on the securities, which may be positive or negative, is linked to the S&P 500® Index. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. This is just a summary of the S&P 500® Index. For more information on the S&P 500® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled “The S&P Indices – The S&P 500 Index” in the accompanying underlying supplement no. 17 dated August 11, 2008.

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CERTAIN TAX CONSEQUENCES – This section replaces in their entirety the sections in the accompanying product supplement entitled “What are the tax consequences of the securities?” under “Descriptions of Securities,” and “The U.S. tax consequences of an investment in a security are unclear” under “Risk Factors.”

        Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

        For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

        The remainder of this section is a general discussion of certain U.S. federal income tax consequences of the ownership and disposition of the securities to holders who purchase the securities at the original issuance for the Issue Price and will hold the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”). This summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this term sheet may affect the tax consequences described below, possibly on a retroactive basis. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor’s particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold a security as a part of a hedging transaction, straddle, conversion or other integrated transaction, or U.S. holders (as defined below) who have a “functional currency” other than the U.S. dollar.

        We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

        The following discussion applies to U.S. holders of the securities. You are a “U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        We believe it is reasonable to treat the securities as short-term debt instruments, and the following discussion assumes that the securities are so treated. No statutory, judicial or administrative authority directly addresses the treatment of the securities or similar instruments for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the “IRS”). As a result, certain aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain.

        If you are a cash-method taxpayer, you generally will not be required to recognize income with respect to the securities prior to maturity, other than pursuant to a sale or exchange. If you are an accrual-method taxpayer (or a cash-method taxpayer who elects to accrue income on the securities currently), you will be subject to rules that generally require accrual of income on short-term debt instruments on a straight-line basis, unless you elect a constant-yield method of accrual based on daily compounding. However, because the amount due on the securities at maturity is uncertain, it is not clear how such accruals would be determined. You should consult your tax adviser regarding the amount and timing of any accruals. Any accruals included in income with respect to the securities will increase your basis in the securities and affect the amount of gain or loss recognized by you on the sale, exchange or retirement of the securities.

        Upon a sale or exchange of the securities (including redemption at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the securities. Your adjusted basis in the securities should equal the sum of the amount you paid to acquire the securities and interest that you have previously included in income, if any. The amount of any resulting loss will be treated as a capital loss, the deductibility of which is subject to limitations. Gain resulting from redemption at maturity should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. You should consult your tax adviser regarding the proper treatment of any gain recognized upon a sale or exchange of the securities prior to maturity.

        In addition, if you are a cash-method taxpayer and you do not make the election to accrue interest currently, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the securities.

Tax Consequences to Non-U.S. Holders

        The following discussion applies to you only if you are a non-U.S. holder of the securities. You are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust. You are not a non-U.S. holder for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement of a security, in which case you should consult your tax adviser.

        Payment to you on the securities, and any gain realized on a sale or exchange of the securities, should be exempt from U.S. federal withholding or income tax, unless such amounts are effectively connected with your conduct of a trade or business in the United States, in which case, you generally will be taxed in the same manner as a U.S. holder and subject to the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

        Proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Index or in any of the component stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE SECURITIES WILL RESULT IN A LOSS IF THE INDEX ENDING LEVEL IS GREATER THAN 95% OF THE INDEX STARTING LEVEL – The return on the securities at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to a loss of up to 25% of your initial investment if the Index Ending Level is greater than 95% of the Index Starting Level. Accordingly, you could lose up to $250 for each $1,000 security face amount that you invest.

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THE RETURN ON YOUR SECURITIES IS LIMITED BY THE MAXIMUM GAIN – As a holder of the securities, your return is limited to a Maximum Gain of 39.75%. Consequently, if the absolute value of a negative Index Return exceeds 12.95%, your payment at maturity will be limited to a maximum payment of $1,397.50 for each $1,000 security face amount you hold, regardless of the depreciation of the Index, which may be significant.

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THE SECURITIES HAVE CERTAIN BUILT-IN COSTS – While the payment at maturity described in this term sheet is based on the full face amount of your securities, the original Issue Price of the securities includes the agents’ commission and the cost of hedging our obligations under the securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you prior to maturity in secondary market transactions will likely be lower than the original Issue Price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your securities to maturity.

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NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

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THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the securities. The payment at maturity on the securities is subject to our creditworthiness.

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LACK OF LIQUIDITY – The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

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WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES – In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the securities;

•	the market price and dividend rate on the component stocks underlying the Index;

•	interest and yield rates in the market generally and in the markets of the component stocks underlying the Index;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the composition of the Index and any changes to the component stocks underlying it;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing levels from January 1, 2003 through March 3, 2009. The Index closing level on March 3, 2009 was 696.33. We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Ending Level of the Index. We cannot give you assurance that the performance of the Index will result in the return of your initial investment beyond $750 per $1,000 security face amount.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the securities. DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 security face amount. DBSI may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 security face amount. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting” in the accompanying product supplement.

Settlement

We expect to deliver the securities against payment for the securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in the securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement if the securities are to be issued more than three business days after the Trade Date.